KEVIN W. DONNELLY
VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

e:mail address – donnelly@nortek-inc.com

September 10, 2009

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549 Attention: Robert S. Littlepage Phone: (202) 551-3361

Re:    NTK Holdings, Inc.
Form 10-K for the year ended December 31, 2008
Filed April 10, 2009
File No.: 333-426389
Form 10-Q for the quarterly period ended April 4, 2009
Filed May 19, 2009

Ladies and Gentlemen:

We are writing in response to comments contained in the letter to Richard L. Bready of NTK Holdings, Inc. (“we”, “us” or the “Company”) dated August 14, 2009 from Larry Spirgel, Assistant Director, and signed on Mr. Spirgel's behalf by Robert S. Littlepage, Accounting Branch Chief of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Staff's review of the disclosure in our Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”) and our Form 10-Q for the quarterly period ended April 4, 2009 (the “Q1 2009 Form 10-Q”).

The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter. Where appropriate, we have responded to the Staff’s comments by indicating where such comments have been reflected in our Form 10-Q for the quarterly period ended July 4, 2009 (the “Q2 2009 Form 10-Q”) or where we propose to include disclosure in future filings.

We respond as follows:

Form 10-K
Management's Discussion and Analysis
Critical Accounting Policies

1.   We note that goodwill accounted for 41% of total assets as of December 31, 2008.  We note that revenues, operating income and segment income have declined in recent quarters due to the negative impact of the current economic environment.  As a result of your impairment test of your reporting units as of September 27, 2008, you determined that a portion of your goodwill balance was not impaired.  In light of the significance of your goodwill balance and your impairment charges, please expand your critical accounting policy disclosure regarding your impairment testing policy to provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill.  Specifically, we believe you should provide the following information:

•    Provide a more detailed description of the steps you perform to review goodwill for recoverability.

•    Expand your description of the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of each your reporting units in your impairment analysis.  For example, since you utilized the discounted cash flow approach, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums.  In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

     1)   Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

2)   Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

3)   In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates.  For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

•    Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.
For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Managements Discussion and Analysis of Financial Condition and Results of' Operations."

RESPONSE:

We have expanded our critical accounting policy disclosure regarding our impairment testing policy in our Q2 2009 Form 10-Q. Below is the text of such disclosure:

Goodwill

The Company accounts for acquired goodwill in accordance with Statement of Financial Standards (“SFAS”) No. 141, “Business Combinations” (“SFAS No. 141”), SFAS No. 141(R), “Business Combinations” (“SFAS No. 141(R)”) and SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) which involves judgment with respect to the determination of the purchase price and the valuation of the acquired assets and liabilities in order to determine the final amount of goodwill.  The Company believes that the estimates that it has used to record its acquisitions are reasonable and in accordance with SFAS No. 141 and SFAS No. 142.

The Company accounts for goodwill impairment in accordance with SFAS No. 142, which requires considerable judgment in the ongoing evaluation of goodwill impairment.  Under SFAS No. 142, goodwill and intangible assets determined to have indefinite useful lives are not amortized.  Instead, these assets are evaluated for impairment on an annual basis, or more frequently when an event occurs or circumstances change between annual tests that would more likely than not reduce the fair value of the reporting unit below its carrying value, including, among others, a significant adverse change in the business climate.  Goodwill is considered to be potentially impaired when the net book value of a reporting unit exceeds its estimated fair value as determined in accordance with the Company’s valuation procedures.  The Company has set the annual evaluation date as of the first day of its fiscal fourth quarter.  The reporting units evaluated for goodwill impairment by the Company have been determined to be the same as the Company’s operating segments in accordance with the criteria in SFAS No. 142 for determining reporting units and include Residential Ventilation Products (“RVP”), Home Technology Products (“HTP”) and the residential and commercial segments of Air Conditioning and Heating Products (“R-HVAC” and “C-HVAC”).

The Company utilizes a combination of a discounted cash flow approach (the “DCF Approach”) and an EBITDA multiple approach (the “EBITDA Multiple Approach”) in order to value the Company’s reporting units required to be tested for impairment by SFAS No. 142.  The DCF Approach requires that the Company forecast future cash flows of the reporting units and discount the cash flow stream based upon a weighted average cost of capital (“WACC”) that is derived, in part, from comparable companies within similar industries.  The discounted cash flow calculations also include a terminal value calculation that is based upon an expected long-term growth rate for the applicable reporting unit.  The EBITDA Multiple Approach requires that the Company estimate certain valuation multiples of EBITDA derived from comparable companies and apply those derived EBITDA multiples to the applicable reporting unit EBITDA for the selected EBITDA measurement periods.  The Company then uses a weighted average of 70% of the DCF Approach and 30% for the EBITDA Multiple Approach, as the Company believes that the DCF Approach is a more representative measurement of the long-term fair value of the reporting units and, as such, a higher weighting of valuation probability is appropriate in the overall weighted average computation of fair value.

Prior to the annual goodwill impairment evaluation in the fourth quarter each year, the Company performs the following analyses, among others, on a quarterly basis in order to determine if events or circumstances have changed such that it is more likely than not that the fair value of any of the Company’s reporting units are below the respective carrying amounts:

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The Company reviews public information from its competitors and other industry information to determine if there are any significant adverse trends in the competitor’s businesses such as significant declines in market capitalization or significant goodwill impairment charges that could be an indication that the goodwill of the Company’s reporting units are potentially impaired.

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The Company updates its long-term 5-year financial projections and compares the amounts to the prior long-term 5-year projections to determine if there has been a significant adverse change that could materially lower the Company’s prior valuation conclusions for any of the reporting units under both the DCF and EBITDA Multiple Approaches.

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The Company updates its analyses of the WACC rates for each reporting unit in order to determine if there have been any significant increases in the rates, which could materially lower the Company’s prior valuation conclusions for any of the reporting units under the DCF Approach.

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The Company updates its analyses of comparable company EBITDA multiples in order to determine if there have been any significant decreases in the multiples, which could materially lower the Company’s prior valuation conclusions for any of the reporting units under the EBITDA Multiple Approach.

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The Company determines the current carrying value for each reporting unit as of the end of the quarter and compares it the prior quarter amount in order to determine if there has been any significant increase that could impact the Company’s prior goodwill impairment assessments.

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The Company will also, as necessary, run pro forma models substituting the new assumption information derived from the above analyses to determine the impact that such assumption changes would have had on the prior valuations.  These pro forma calculations assist the Company in determining whether or not the new valuation assumption information would have resulted in a significant decrease in the fair value of any of the reporting units.

Based on this analysis, the Company makes a final determination for each reporting unit as to whether or not an interim “Step 1 Test” is required under SFAS No. 142 for the quarter.  The SFAS No. 142 Step 1 Test compares the estimated fair value of each reporting unit to its carrying value and if the estimated fair value is lower than the carrying value then there is an indication of goodwill impairment under SFAS No. 142 and a “Step 2 Test” is required.  If the estimated fair value of the reporting unit exceeds the carrying value then no further goodwill impairment testing is required by SFAS No. 142.

In connection with its second quarter 2009 SFAS No. 142 analysis, the Company determined that Step 1 Testing under SFAS No. 142 was required for each of the reporting units, primarily due to the Company’s reductions in the long-term 5-year forecasts for each reporting unit as discussed further below.

As indicated above, the Company uses a combination of a DCF Approach weighted at 70% and an EBITDA Multiple Approach weighted at 30% in order to determine the estimated fair values under Step 1 Testing, which is consistent with the valuation approach that the Company used to determine the estimated fair values for the reporting units for the Company’s final Step 1 Testing under SFAS No. 142 during 2008, which included an interim test as of December 31, 2008, an annual test as of September 28, 2008 and an interim test as of September 27, 2008.

The key assumptions used by the Company in order to determine the appropriate WACC rates for the DCF Approach for each reporting unit are the following:

-	A risk free rate based on the 20-year Treasury Bond yield.

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A market risk premium of 6% based on the Company’s assessment of the additional risk associated with equity investment that is determined in part through the use of published historical equity risk studies as adjusted for the business risk index for each reporting unit.  The business risk index is derived from comparable companies and measures the estimated stock price volatility.

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Comparable company and market interest rate information are used to determine the cost of debt and the appropriate long-term capital structure in order to weight the cost of debt and the cost of equity into an overall WACC.

-	A size risk premium based on the value of the reporting unit that is determined through the use of published historical size risk premia data.

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A specific risk premium for the cost of equity, as necessary, which factors in overall economic and stock market volatility conditions at the time the WACC is estimated.  The Company used 2% as the specific risk premium as of December 31, 2008 and July 4, 2009 for the WACC rates disclosed below.

The following is a summary of the WACC rates by reporting unit used for the DCF Approach as of July 4, 2009 and December 31, 2008, which was the most Company’s most recent prior valuation date under SFAS No. 142.

Reporting Unit	7-04-09	12-31-08
RVP	11.8%	12.0%
HTP	12.4	12.8
R-HVAC	17.2	18.0
C-HVAC	17.2	18.0

The reduction in the RVP and HTP WACC rates from December 31, 2008 to July 4, 2009 is principally due to a 0.3% reduction in the risk free rate assumption.  The reduction in the R-HVAC and C-HVAC WACC rates from December 31, 2008 to July 4, 2009 is principally due a 0.6% reduction in the market risk premium as a result of a lower business risk index and the 0.3% reduction in the risk free rate assumption.  The principal differences between the RVP and HTP WACC rates and the R-HVAC and C-HVAC rates are higher size risk premiums for R-HVAC and C-HVAC due to their smaller size and a higher equity component to the long-term capital structure.

The Company’s latest long-term 5-year forecast includes the following macroeconomic assumptions, among others:

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A continued downward outlook for 2009 due to (i) tepid demand from homebuilders, (ii) a challenging environment for existing home sales and (iii) decreased discretionary spending by consumers and businesses.

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The Company expects U.S. housing starts, which is a key driver of demand for the Company’s products, to bottom out in 2009 and achieve growth beginning in 2010 and continuing through the forecast period.

-	Residential fixed investment is expected to resume growth in 2010 while non-residential construction is not expected to increase until 2011

Based on these macro-economic assumptions, the Company believes that EBITDA will continue to decline in 2009 and then begin to rebound in 2010 with continued growth through 2014.  The Company’s prior long-term forecasts had expected the rebound in EBITDA to begin to occur in the second half of 2009.  As a result, the Company significantly lowered its cash flow forecasts for 2009 and 2010 for all of the reporting units and for 2011 through 2014 for the HTP, R-HVAC and C-HVAC reporting units.

The combined impact of the change in the WACC rates used and the change in the long-term forecasts resulted in an approximately 3.6% increase in the DCF Approach valuations for RVP from the prior valuation as of December 31, 2008 and decreases of approximately 42.5%, 17.7% and 26.3% in the DCF Approach valuations for HTP, R-HVAC and C-HVAC, respectively, from the prior valuations as of December 31, 2008.   The Company believes that its assumptions used to determine the fair value for the respective reporting units under the DCF Approach are reasonable.  If different assumptions were used, particularly with respect to estimating future cash flows, weighted average costs of capital and terminal growth rates, different estimates of fair value may result and there could be the potential that an impairment charge could result for RVP, R-HVAC and C-HVAC and an additional impairment charge could be required for HTP.  Actual operating results and the related cash flows of the reporting units could differ from the estimated operating results and related cash flows.

For the EBITDA Multiple Approach, the Company reviewed comparable company information to determine EBITDA multiples and concluded that 7.0x was an appropriate EBITDA multiple to use for each of the reporting units for the selected EBITDA measurement periods of forecasted 2009 and 2010 EBITDA.  The valuations using forecasted 2009 and 2010 EBITDA were weighted equally in arriving at the Company’s overall EBITDA Multiple valuation conclusions that comprise 30% of the total valuation weighting.  In the prior valuations as of December 31, 2008, the Company used 6.5x for the comparable periods for RVP, 8.0x for the comparable periods for HTP, 4.5x to 6x for the comparable periods for R-HVAC and 5.0x to 5.5x for the comparable periods for C-HVAC.  As indicated above, the EBITDA Multiple valuations as compared to the prior valuations as of December 31, 2008 were also impacted by changes in the forecasted EBITDA amounts for the selected periods.  The combined impact of the change in the EBITDA multiples used and the change in the EBITDA forecasts resulted in decreases of approximately 5.5% and 51.8% in the EBITDA Multiple Approach valuations for RVP and HTP, respectively, from the prior valuation as of December 31, 2008 and increases of approximately 23.4% and 12.0% in the EBITDA Multiple Approach valuations for R-HVAC and C-HVAC, respectively, from the prior valuations as of December 31, 2008.  The Company believes that its assumptions used to determine the fair value for the respective reporting units under the EBITDA Multiple Approach are reasonable.  If different assumptions were used, particularly with respect to estimating future EBITDA and selected EBITDA multiples, different estimates of fair value may result and there could be the potential that an impairment charge could result for RVP, R-HVAC and C-HVAC and an additional impairment charge could be required for HTP.  Actual operating results and the related cash flows of the reporting units could differ from the estimated operating results and related cash flows.

On an overall weighted basis consisting of 70% DCF Approach and 30% EBITDA Multiple Approach, the estimated fair value increased by 1.1% for RVP and decreased by 45.1%, 6.9% and 14.4% for HTP, R-HVAC and C-HVAC, respectively, from the estimated fair value as of December 31, 2008.

The results of the Step 1 Tests performed in the second quarter of 2009 indicated that the carrying value of the HTP reporting unit exceeded the estimated fair value determined by the Company and, as such, a “Step 2 Test” was required for this reporting unit.   The estimated fair values of the RVP, R-HVAC and C-HVAC reporting units exceeded the carrying values so no further impairment analysis was required for these reporting units.

The Company believes that its assumptions used to determine the fair values for the RVP, R-HVAC and C- HVAC reporting units were reasonable.  As discussed above, if different assumptions were to be used, particularly with respect to estimating future cash flows, the weighted average costs of capital, terminal growth rates, EBITDA, and selected EBITDA multiples, different estimates of fair value may result and there could be the potential that an impairment charge could result.  Actual operating results and the related cash flows of these reporting units could differ from the estimated operating results and related cash flows.  The Company estimates that as of July 4, 2009 the fair value estimates, including the impact of the assumed long-term growth rates, for RVP, R-HVAC and C-HVAC would have needed to be reduced by 16.3%, 8.6% and 17.7%, respectively, before the Company would have been required to perform additional impairment analysis for these reporting units as those decreases would have reduced the estimated fair value to an amount below the carrying value for these reporting units.

The preliminary Step 2 Test for the HTP reporting unit for the second quarter of 2009 required the Company to measure the potential impairment loss by allocating the estimated fair value of the reporting unit, as determined in Step 1, to the reporting unit’s assets and liabilities, with the residual amount representing the implied fair value of goodwill.  To the extent the implied fair value of goodwill was less than the carrying value, an impairment loss was recognized.  As such, the Step 2 Test required the Company to perform a theoretical purchase price allocation for the reporting unit to determine the implied fair value of goodwill as of the evaluation date.  Due to the complexity of the analysis required to complete the Step 2 Test and the timing of the Company’s determination of the goodwill impairment, the Company had not yet finalized its Step 2 Test at August 24, 2009.  In accordance with the guidance in SFAS No. 142, the Company has completed a preliminary assessment of the expected impact of the Step 2 Test using reasonable estimates for the theoretical purchase price allocation and recorded a preliminary estimate of the goodwill impairment loss for the HTP reporting unit for the second quarter of 2009 of approximately $250.0 million.  The preliminary estimate of goodwill impairment loss is expected to be finalized in the second half of 2009.

The following procedures are, among others, the more significant analyses that the Company needs to complete in order to finalize its Step 2 Test:

•	Finalize appraisals to determine the estimated fair value of property and equipment, and intangible assets within the HTP reporting unit,
•	Finalize analyses within the HTP reporting unit to determine the estimated fair value adjustment required to inventory, and
•	Finalize deferred tax analyses for the HTP reporting unit.

In connection with the preliminary Step 2 Test, the Company made what it considered to be reasonable estimates of each of the above items in order to determine its preliminary best estimate of the goodwill impairment loss under the theoretical purchase price allocation required for Step 2 Test.  The completion of the final analyses described above may result in significant changes to the estimates used and, therefore, may have a significant impact on the final HTP goodwill impairment loss recorded in 2009.  In addition, there can be no assurance that the Company will not identify other issues during the completion of the Step 2 Test that may have a significant impact on the final HTP goodwill impairment loss recorded for 2009.

The Company also incurred a goodwill impairment charge during 2008 of approximately $710.0 million, which consisted of approximately $444.0 million, approximately $77.0 million and approximately $189.0 million for the RVP, HTP and R-HVAC reporting units, respectively.  The principal driver of the need for these impairment charges in 2008 were reductions in the cash flow forecasts that resulted in significantly lower fair value estimates for RVP, HTP and R-HVAC from prior valuations.  The reduced cash flow forecasts for 2008 reflected the Company’s estimate of the impact of the worldwide economic downturn at that time but the assumed impact of the downturn in the prior forecasts was less severe than was actually the case in the first half of 2009 and the Company had believed that the economic turnaround would begin to occur in the second half of 2009.  The severity of the downturn and the Company’s current belief that the economic recovery will not begin until 2010 particularly impacted the HTP reporting unit and resulted in the need for a further impairment charge in 2009.

Although the Company believes that the forecasts and valuations assumptions used are reasonable, the worldwide economic situation remains highly volatile and if the downturn persists or the recovery is slower than anticipated then the Company may be required to take additional goodwill impairment charges in the future.  Accordingly, there can be no assurance that the future forecasted operating results of the Company will be achieved or that future goodwill impairment charges will not need to be recorded.

2.           We note that you took a significant goodwill impairment charges in your third and fourth quarters of fiscal year 2008.  You should expand your MD&A to discuss your expectations regarding your future operating results and liquidity as a result of the conditions that necessitated your taking these impairment charges.  You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results.  You should also discuss the primary drivers in your assumptions that resulted in the goodwill impairment charge.  For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rates?  In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.

RESPONSE:

We have included such disclosure in the MD&A of our Q2 2009 Form 10-Q, the text of which is included in our response to comment 1 above.

EBITDA, page 52

3.           In future filings, please disclose that management uses EBITDA in determining levels of executive compensation.

RESPONSE:

We have included such disclosure in our Q2 2009 Form 10-Q and will include in our future filings.

Part III. Item 11, Executive Compensation, page 86
Compensation Discussion and Analysis, page 86

4.           Throughout your Compensation Discussion and Analysis and as to each compensation element, in future filings, revise to disclose how you arrived at and why you paid each of the particular levels and forms of compensation for each named executive officer.  For example, we note that your named executive officers other than your Chief Executive Officer received increases in their base salaries in 2008; however, you do not discuss that there were increases or the reasons for the increases.  As another example, we note that three of your named executive officers received discretionary cash bonuses for 2008; however, you do not disclose the reasons why the Compensation Committee chose to award the actual amounts reported in the Summary Compensation Table, including how EBITDA measures factored into the decisions.  For further guidance, please see Staff Observations in the Review of Executive Compensation Disclosure, which is available on our website at www.secgov/divisions/corpfin/cfguidance.shtml#ecd.

RESPONSE:

In future filings, we will provide such disclosure.

Introduction, page 86

5.           We note that the Chief Executive Officer generally recommends for approval to the Compensation Committee the compensation of the other named executive officers.  Please clarify that your Compensation Committee consists of two members and that one of the members is your Chief Executive Officer, Mr. Bready.  Discuss the conflicts that result from Mr, Bready's dual roles in determining executive compensation for the other named executive officers.

RESPONSE:

We confirm that our Compensation Committee consists of two members and that one of the members is Mr. Bready, our Chief Executive Officer. The Compensation Committee determines the compensation of our named executive officers other than our Chief Executive Officer, while the full board of directors approves the specific elements of compensation, incentive compensation awards and salary adjustments of our Chief Executive Officer (which is disclosed in our 2008 Form 10-K). Accordingly, we do not believe that there are any conflicts that result from Mr. Bready’s dual roles of recommending and participating as a member of the Compensation Committee in determining the executive compensation for our other named executive officers.

Overview of Compensation and Process, page 86

6.           We note that you engaged a compensation consultant to compare base salary and discretionary bonus levels with companies of similar size and industry.  In future filings, identify the consultant and disclose when the consultant was retained and by whom.  In addition, provide additional detail about who used this market data and how it was used to make compensation decisions.  Also, if you engage in benchmarking, please identify the component companies in your peer group.  Refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.05, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

RESPONSE:

In future filings, we will provide such disclosure.

Discretionary Cash Bonuses, page 86

7.           We note that the Chief Executive Officer and the Compensation Committee considered EBITDA as a principal measure of NTK Holdings' achievements, and therefore, it was utilized as an important performance metric in establishing the discretionary cash bonuses.  In future filings, disclose whether the Compensation Committee sets EBITDA performance targets, whether their achievement determines the extent to which each named executive officer receives a cash bonus, and how the Compensation Committee assesses achievement of such targets.  Disclose the targets to the extent they are material in the context of your executive compensation policies and decisions, if you do not believe they are material, please explain to us why in your response letter.  If you believe that disclosure of corporate performance targets for completed fiscal years is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion.  If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed targets.  General statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient.  In discussing how difficult it will be for you to achieve the performance goals, provide as much detail as necessary without providing information that would result in competitive harm, refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.04, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterphtm.

RESPONSE:

While individual performance of our named executive officers is measured against operating and financial performance achievements compared to an established plan, with EBITDA being a principal measure of those achievements, the Compensation Committee has not in the past set explicit performance targets based on EBITDA when establishing discretionary cash bonuses. When determining discretionary cash bonuses, the Compensation Committee considers a variety of factors as it reviews individual performance. For instance, if in a given year, the Company has undertaken a significant transaction or other corporate initiative, an individual's role in such activities will be considered when determining whether a discretionary cash bonus will be awarded. While such an event may impact EBITDA, the achievement of a particular EBITDA level relative to plan may not necessarily have an effect on the amount of bonus awarded. In future filings, to the extent the Compensation Committee sets EBITDA performance targets, we will disclose how the achievement of such targets impacts the determination of discretionary cash bonuses.  To the extent the Compensation Committee does not set EBITDA performance targets, in future filings we will disclose what factors have helped determine the extent to which each named executive officer receives a cash bonus.

Potential Payments upon Termination or Change-in-Control, page 94

8.           In future filings, please consider reformatting the disclosure to provide information about the potential payouts in tabular format that shows the maximum total payouts in the applicable circumstances.  Columns of the table could be presented for payments owed for employee termination for good reason, employer termination for cause, payments upon termination for injury or illness, and other events.  We believe that such a presentation would make the disclosure concise and more accessible, and would allow you to consolidate and simplify associated text.  See Section VI of Commission Release 33-8732A, which refers to the use of tabular presentations or bullet lists for complex material, wherever possible.  In addition, please quantify each benefit, including all applicable tax gross-ups.  See Item 402(j)(2) of Regulation S-K.

RESPONSE:

In future filings, we will provide such disclosure in a tabular format.

Signature Page

9.           In your response letter, tell us who signed the Form 10-K as your controller or principal accounting officer.  In future filings, please identify the individual signing the Form 10-K as your controller or principal accounting officer.  See General Instruction D.(2)(a) to Form 10-K.

RESPONSE:

Almon C. Hall signed the 2008 Form 10-K as our principal accounting officer. We have identified Mr. Hall as our chief accounting officer in our Q2 2009 Form 10-Q and will continue in the future to identify the individual signing our future filings as our principal accounting officer.

Form 10-Q, April 4, 2009
Notes to Unaudited Condensed Consolidated Financial Statements

10.           Disclose your policy for determining your interim and annual fiscal reporting periods and advise us.

RESPONSE:

Our Q2 2009 Form 10-Q includes the following disclosure:

“The Company operates on a calendar year and for its interim periods operates on a 4-4-5 fiscal calendar, where each fiscal quarter is comprised of two 4-week periods and one 5-week period, with each week ending on a Saturday.  The Company’s fiscal year always begins on January 1 and ends on December 31.  As a result, the Company’s first and fourth quarters may have more or less days included than a traditional 4-4-5 fiscal calendar, which consists of 91 days.  The second quarters ended July 4, 2009 (“second quarter of 2009”) and June 28, 2008 (“second quarter of 2008”) each include 91 days.  The first six months ended July 4, 2009 (“six months of 2009”) and June 28, 2008 (“six months of 2008”) include 185 days and 180 days, respectively.”

The Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate receiving any additional comments on the 2008 Form 10-K or the Q1 2009 Form 10-Q, or receiving advice that there are no further comments on the 2008 Form 10-K or the Q1 Form 2009 10-Q, as soon as possible.

Very truly yours,

/s/ Kevin W. Donnelly
Kevin W. Donnelly
Vice President, General Counsel and Secretary